May 22, 2025

Lei Zhng
Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088
China

       Re: Cheche Group Inc.
           Registration Statement on Form F-3
           Filed May 6, 2025
           File No. 333-287000
Dear Lei Zhng:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover page

1. We note your disclosure that the "PRC government has significant oversight and discretion over the conduct of [your] business and may intervene with or influence
       [your] operations as the government deems appropriate to further regulatory, political and societal goals." Please remove the phrase "to further regulatory, political and societal goals."
 May 22, 2025
Page 2
Summary of the prospectus
Risks Related to Doing Business in China, page 11

2. Please revise the first bullet point in this section to disclose the risks that your corporate structure and being based in or having the majority of the
company   s
       operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
Chinese
       government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Please revise the second paragraph in the first bullet point in this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other
       governmental agency that is required to approve the VIE   s operations,
and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
VIEs: (i) do
       not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Please revise the second bullet point to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the
       Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 May 22, 2025
Page 3

       Please contact Tonya Aldave at 202-551-3601 or Todd Schiffman at 202-551-3491
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:   Ke Ronnie Li, Esq.